**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

November 15, 2018

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In the Matter of

Hyperdynamics Corporation **12012 Wickchester Lane** **Suite 475** **Houston, TX 77079**	**ORDER DECLARING REGISTRATION** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-219495

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Hyperdynamics Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Hyperdynamics Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 15, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary